UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 12, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

November 12, 2010

Mizuho Financial Group, Inc.

BlackRock, Inc.

Mizuho Financial Group Acquires BlackRock Common Stock

Tokyo, 12 November 2010 – Mizuho Financial Group, Inc. (NYSE:MFG) and BlackRock, Inc. (NYSE:BLK) today announced that Mizuho has agreed to acquire 613,497 shares of common stock of BlackRock in the Company’s recently announced secondary offering, as well as an additional 2,453,988 shares from Bank of America Corporation pursuant to a direct placement. In total, Mizuho purchased 3,067,485 shares at the offering price of $163.00. Mizuho and BlackRock also announced today the intent to sign a Business Cooperation Agreement that will further promote strategic cooperation between the two firms globally – with particular emphasis on Japan and Asia – to more effectively address the investment needs of their respective clients.

“Today’s announcement supports our commitment to the “Transformation Program” that we have previously introduced,” said Takashi Tsukamoto, President and CEO of Mizuho Financial Group. “As outlined, the Program seeks to enhance our distribution of retail funds, strengthen our pension business, improve risk management functions and promote innovative product development. BlackRock’s world-class capabilities in each of these areas will be invaluable to Mizuho and our clients as they consider the changing landscape and appropriate investment and risk management strategies.”

“Mizuho’s deep understanding of the local markets in Japan and connectivity to investors throughout Asia makes them a key strategic partner of BlackRock in the region,” commented Laurence D. Fink, Chairman and CEO of BlackRock. “I am especially pleased that Mizuho chose to affirm the importance of our relationship by taking a stake in BlackRock in connection with our recent secondary offering. They are the sole Japanese institution to do so, and we look forward to working with them to offer BlackRock’s strong line-up of retail, institutional and risk management products to their distinguished client base.”

About Mizuho

The Mizuho Financial Group is one of the largest financial institutions in the world, offering a broad range of financial services including banking, securities, trust and asset management, credit card, private banking, venture capital through its group companies. The group has over 57,000 staff working in approximately 950 offices inside and outside Japan, and total assets of over $1.6 trillion (as of March 2010). The group was created in September 2000 through the establishment of a holding company of our three predecessor banks, The Dai-Ichi Kangyo Bank (DKB), The Fuji Bank (Fuji) and The Industrial Bank of Japan (IBJ). Under the umbrella of the holding company Mizuho Financial Group, our principal group companies include Mizuho Corporate Bank, Mizuho Bank, Mizuho Securities and Mizuho Trust & Banking.

Company’s website at www.mizuho-fg.co.jp.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At September 30, 2010, BlackRock’s AUM was $3.446 trillion. BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. Headquartered in New York City, as of September 30, 2010, the firm has approximately 8,900 employees in 24 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit the Company’s website at www.blackrock.com.

Forward-looking Statements

This report, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to risk factors previously disclosed in BlackRock’s Securities and Exchange Commission (“SEC”) reports and those identified elsewhere in this report the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) the relative and absolute investment performance of BlackRock’s investment products; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions or divestitures; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms, including the recently approved Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to BlackRock, Barclays Bank PLC, Bank of America Corporation, Merrill Lynch & Co., Inc. or The PNC Financial Services Group, Inc.; (11) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (12) the ability to attract and retain highly talented professionals; (13) fluctuations in the carrying value of BlackRock’s economic investments; (14) the impact of changes to tax legislation and, generally, the tax position of the Company; (15) BlackRock’s success in maintaining the distribution of its products; (16) the impact of BlackRock electing to provide support to its products from time to time; (17) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions; and (18) the ability of BlackRock to integrate the operations of Barclays Global Investors.

BlackRock’s Annual Reports on Form 10-K and BlackRock’s subsequent filings with the SEC, accessible on the SEC’s website at http://www.sec.gov and on BlackRock’s website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can affect forward-looking statements. The information contained on our website is not a part of this press release.

Contact:

Mizuho Financial Group, Inc. Corporate Communications Public Relations Office	81 – 3 – 5224 – 2026

BlackRock, Inc. Media/Investor Relations	1 – 212 – 810 – 5596